UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

SandRidge Energy, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

80007P 307

(CUSIP Number)

November 5, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80007P 307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ARES CORPORATE OPPORTUNITIES FUND II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 7,376,636 (See Item 4)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 7,376,636 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,376,636 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.3%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 80007P 307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ARES SANDRIDGE, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 1,996,851 (See Item 4)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 1,996,851 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,996,851 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.4%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 80007P 307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ARES SANDRIDGE 892 INVESTORS, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 3,126,513 (See Item 4)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 3,126,513 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,126,513 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.3%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 80007P 307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ARES SANDRIDGE CO-INVEST, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 833,333 (See Item 4)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 833,333 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 833,333 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.6%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 80007P 307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ACOF MANAGEMENT II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 12,500,000 (See Item 4)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 12,500,000 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,500,000 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 80007P 307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ACOF OPERATING MANAGER II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 12,500,000 (See Item 4)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 12,500,000 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,500,000 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 80007P 307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ARES MANAGEMENT LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 13,333,333 (See Item 4)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 13,333,333 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,333,333 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.6%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 80007P 307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ARES PARTNERS MANAGEMENT COMPANY, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 13,333,333 (See Item 4)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 13,333,333 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,333,333 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.6%

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer SandRidge Energy, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1601 N.W. Expressway, Suite 1600 Oklahoma City, Oklahoma 73118

Item 2.
(a)

Name of Person Filing
This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act: Ares Corporate Opportunities Fund II, L.P. (“ACOF II”), Ares SandRidge, L.P. (“Ares SandRidge”), Ares SandRidge 892 Investors, L.P. (“Ares 892”), Ares SandRidge Co-Invest, LLC (“Ares Co-Invest”), ACOF Management II, L.P., ACOF Operating Manager II, L.P., Ares Management LLC and Ares Partners Management Company, LLC  (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b)

Address of Principal Business Office or, if none, Residence
The address of the principal business office of each of the Reporting Persons is c/o Ares Management LLC, 1999 Avenue of the Stars, Suite 1900, Los Angeles, California 90067.

	(c)	Citizenship Each of the Reporting Persons is organized under the laws of the State of Delaware.
	(d)	Title of Class of Securities Common Stock, par value $0.001 per share (the “Common Stock”).
	(e)	CUSIP Number 80007P 307

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
(b) Percent of class:

ACOF II is the direct beneficial owner of 7,376,636 shares of Common Stock, or approximately 5.3% of the Common Stock.  Ares SandRidge is the direct beneficial owner of 1,996,851 shares of Common Stock, or approximately 1.4% of the Common Stock.  Ares 892 is the direct beneficial owner of 3,126,513 shares of Common Stock, or approximately 2.3% of the Common Stock.  Ares Co-Invest is the direct beneficial owner of 833,333 shares of Common Stock, or approximately 0.6% of the Common Stock.

The aggregate number of shares of Common Stock directly beneficially owned by ACOF II, Ares SandRidge, Ares 892 and Ares Co-Invest may be deemed to be beneficially owned by each of the Reporting Persons.  Each such Reporting Person disclaims beneficial ownership of any such shares in which it does not have a pecuniary interest.

All of the percentages calculated in this Schedule 13G are based upon an aggregate of 138,171,022 shares of Common Stock outstanding, as disclosed in the Company’s Registration Statement on Form S-1 (Registration No. 333-144004).

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Item 5 of the cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote See Item 6 of the cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of See Item 7 of the cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of See Item 8 of the cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
See response to Items 4(a) and (b).

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2007	ARES PARTNERS MANAGEMENT COMPANY, LLC

	By:	/s/ Michael D. Weiner
Name: Michael D. Weiner
Title: Authorized Signatory

ARES MANAGEMENT LLC

	By:	/s/ Joshua M. Bloomstein

Name: Joshua M. Bloomstein
Title: Authorized Signatory

ARES OPERATING MANAGER II, L.P.

	By:	/s/ Joshua M. Bloomstein

Name: Joshua M. Bloomstein
Title: Authorized Signatory

ACOF MANAGEMENT II, L.P.

BY: ACOF OPERATING MANAGER II, L.P., its general partner

	By:	/s/ Joshua M. Bloomstein

Name: Joshua M. Bloomstein
Title: Authorized Signatory

ARES CORPORATE OPPORTUNITIES FUND II, L.P.

BY: ACOF OPERATING MANAGER II, L.P., its manager

	By:	/s/ Joshua M. Bloomstein

Name: Joshua M. Bloomstein
Title: Authorized Signatory

ARES SANDRIDGE, L.P.

BY: ACOF MANAGEMENT II, L.P., its general partner
BY: ACOF OPERATING MANAGER II, L.P., its general partner

By:	/s/ Joshua M. Bloomstein

Name: Joshua M. Bloomstein
Title: Authorized Signatory

ARES SANDRIDGE 892 INVESTORS, L.P.

BY: ACOF MANAGEMENT II, L.P., its general partner
BY: ACOF OPERATING MANAGER II, L.P., its general partner

By:	/s/ Joshua M. Bloomstein

Name: Joshua M. Bloomstein
Title: Authorized Signatory

ARES SANDRIDGE CO-INVEST, LLC

BY: ARES MANAGEMENT LLC, its manager

By:	/s/ Joshua M. Bloomstein

Name: Joshua M. Bloomstein
Title: Authorized Signatory